SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             THE FIRST TRUST SPECIAL
                                      SITUATIONS TRUST, SERIES 193


B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                      CHAPMAN AND CUTLER
                                      Attention:  Eric F. Fess
                                      111 West Monroe Street
                                      Chicago, Illinois 60603

E.   Title and Amount of
     Securities Being Registered:     An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Proposed Maximum Offering
     Price to the Public of the
     Securities Being Registered:     Indefinite.

G.   Amount of Filing Fee:            $0.00

H.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
      THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 193

                      Cross-Reference Sheet


         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

           FORM N-8B-2                        FORM S-6
           ITEM NUMBER                  HEADING IN PROSPECTUS

            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                 Prospectus front cover
     (b)  Title of securities issued    Summary of Essential
                                        Information

2.        Name and address of each      Information as to
          depositor                     Sponsor, Trustee and
                                        Evaluator

3.        Name and address of           Information as to
          trustee                       Sponsor, Trustee and
                                        Evaluator

4.        Name and address of           Underwriting
          principal underwriters

5.        State of organization         The First Trust Special
          of trust                      Situations Trust

6.        Execution and termination     The First Trust Special
          of trust agreement            Situations Trust; Other
                                        Information

7.        Changes of name                    *

8.        Fiscal Year                        *

9.        Litigation                         *

II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer          Rights of Unit Holders
          securities

     (b)  Cumulative or distributive
          securities                    The First Trust Special
                                        Situations Trust

     (c)  Redemption                    Rights of Unit Holders

     (d)  Conversion, transfer, etc.    Rights of Unit Holders

     (e)  Periodic payment plan
          certificates                       *

     (f)  Voting rights                 Rights of Unit Holders;
                                        Other Information

     (g)  Notice of certificate-        Rights of Unit Holders;
          holders                       Other Information

     (h)  Consents required             Rights of Unit Holders;
                                        Other Information

     (i)  Other provisions              The First Trust Special
                                        Situations Trust

11.  Types of securities comprising     The First Trust Special
                                        units Situations Trust

12.       Certain information
          regarding periodic payment
          plan certificates                  *

13.  (a)  Load, fees, expenses, etc.    Summary of Essential
                                        Information; Public
                                        Offering; The First Trust
                                        Special Situations Trust

     (b)  Certain information
          regarding periodic payment
          plan certificates                  *

     (c)  Certain percentages           Summary of Essential
                                        Information; The First
                                        Trust Special Situations
                                        Trust; Public Offering

     (d)  Difference in price offered   Public Offering
          for any class of transactions
          to any class or group of
          individuals

     (e)  Certain other load fees,      Rights of Unit Holders
          expenses, etc. payable by
          holders

     (f)  Certain profits receivable    The First Trust Special
          by depositor, principal       Situations Trust
          underwriters, trustee or
          affiliated persons

     (g)  Ratio of annual charges to
          income                             *

14.       Issuance of trust's           Rights of Unit Holders
          securities

15.       Receipt and handling of
          payments from purchasers           *

16.       Acquisition and disposition
          of underlying securities      The First Trust Special
                                        Situations Trust; Rights
                                        of Unit Holders

17.       Withdrawal or redemption      The First Trust Special
                                        Situations Trust; Public
                                        Offering; Rights of Unit
                                        Holders

18.  (a)  Receipt, custody and
          disposition of income         Rights of Unit Holders

     (b)  Reinvestment of
          distributions                 Rights of Unit Holders

     (c)  Reserves or special funds     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

     (d)  Schedule of distributions          *

19.       Records, accounts and
          reports                       Rights of Unit Holders

20.       Certain miscellaneous
          provisions of trust
          agreement

     (a)  Amendment                     Other Information

     (b)  Termination                   Other Information

     (c)  and (d) Trustee, removal and
          successor                     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

     (e)  and (f) Depositor, removal    Information as to
          and successor                 Sponsor, Trustee and
                                        Evaluator

21.       Loans to security holders          *

22.       Limitations on liability      The First Trust Special
                                        Situations Trust;
                                        Information as to
                                        Sponsor, Trustee and
                                        Evaluator

23.       Bonding arrangements          Contents of Registration
                                        Statement

24.       Other material provisions
          of trust agreement                 *

III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.       Organization of depositor     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

26.       Fees received by depositor         *

27.       Business of depositor         Information as to
                                        Sponsor, Trustee and
                                        Evaluator

28.       Certain information as to          *
          officials and affiliated
          persons of depositor

29.       Voting securities of               *
          depositor

30.       Persons controlling                *
          depositor

31.       Payment by depositor for           *
          certain services rendered
          to trust

32.       Payment by depositor for           *
          certain other services
          rendered to trust

33.       Remuneration of other              *
          persons for certain
          services rendered to trust

34.       Remuneration of other              *
          persons for certain services
          rendered to trust

                IV.  DISTRIBUTION AND REDEMPTION

35.       Distribution of trust's
          securities by states          Public Offering

36.       Suspension of sales of
          trust's securities                 *

37.       Revocation of authority
          to distribute                      *

38.  (a)  Method of distribution        Public Offering

     (b)  Underwriting agreements       Public Offering;
                                        Underwriting

     (c)  Selling agreements            Public Offering

39.  (a)  Organization of principal     Information as to
          underwriters                  Sponsor, Trustee and
                                        Evaluator

     (b)  N.A.S.D. membership of        Information as to
          principal underwriters        Sponsor, Trustee and
                                        Evaluator

40.       Certain fee received by       See Items 13(a) and 13(e)
          principal underwriters

41.  (a)  Business of principal         Information as to
          underwriters                  Sponsor, Trustee and
                                        Evaluator

     (b)  Branch offices of
          principal underwriters             *

     (c)  Salesmen of principal
          underwriters                       *

42.       Ownership of trust's
          securities by certain
          persons                            *

43.       Certain brokerage
          commissions received
          by principal underwriters          *

44.  (a)  Method of valuation           Summary of Essential
                                        Information; The First
                                        Trust Special Situations
                                        Trust; Public Offering

     (b)  Schedule as to offering
          price                              *

     (c)  Variation in offering         Public Offering
          price to certain persons

45.       Suspension of redemption
          rights                             *

46.  (a)  Redemption Valuation          Rights of Unit Holders

     (b)  Schedule as to redemption
          price                              *

47.       Maintenance of position       Public Offering; Rights
          in underlying securities      of Unit Holders

       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.       Organization and regulation   Information as to
          of trustee                    Sponsor, Trustee and
                                        Evaluator

49.       Fees and expenses of trustee  The First Trust Special
                                        Situations Trust

50.       Trustee's lien                The First Trust Special
                                        Situations Trust

     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OR
                           SECURITIES

51.       Insurance of holders of            *
          trust's securities

                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust           The First Trust Special
          agreement with respect        Situations Trust; Rights
          to selection or elimination   of Unit Holders
          of underlying securities

     (b)  Transactions involving
          elimination of underlying
          securities                         *

     (c)  Policy regarding              The First Trust Special
          substitution or elimination   Situations Trust; Rights
          of underlying securities      of Unit Holders

     (d)  Fundamental policy not
          otherwise covered                  *

53.       Tax status of Trust           The First Trust Special
                                        Situations Trust

          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.       Trust's securities during
          last ten years                     *

55.       Certain information regarding
          periodic payment plan
          certificates

56.       Certain information regarding
          periodic payment plan
          certificates

57.       Certain information regarding      *
          periodic payment plan
          certificates

58.       Certain information regarding
          periodic payment plan
          certificates

59.       Financial statements          Report of Independent
          (Instruction 1(b) to          Auditors; Statement of
          Form S-6)                     Net Assets





__________________________
*    Inapplicable, answer negative or not required.


               SUBJECT TO COMPLETION, DATED MARCH 13, 1997

                   FIRST TRUST (registered trademark)

                   COMMUNICATIONS GROWTH TRUST SERIES
                      ENERGY GROWTH TRUST, SERIES 2
                 INVESTMENT SERVICES GROWTH TRUST SERIES
                     OUTSOURCING GROWTH TRUST SERIES
                    SMALL-CAP 50 GROWTH TRUST SERIES

The Trusts. The First Trust (registered trademark) Special Situations Trust, Series 193 consists of the underlying separate unit investment trusts set forth above. The various trusts are sometimes collectively referred to herein as the "Trusts" and individually as a "Trust."

The objective of each Trust is to provide for potential capital appreciation by investing the Trust's portfolio in common stocks (the "Equity Securities") of companies in the respective industries represented by each Trust. See "Schedule of Investments" for each Trust. Each Trust has a mandatory termination date ("Mandatory Termination Date" or "Trust Ending Date") as set forth under "Summary of Essential Information" for each Trust. There is, of course, no guarantee that the objective of the Trusts will be achieved. Each Unit of a Trust represents an undivided fractional interest in all the Equity Securities deposited in such Trust.

The Equity Securities deposited in each Trust's portfolio have no fixed maturity date and the value of these underlying Equity Securities will fluctuate with changes in the values of stocks in general. See
"Portfolio."

The Sponsor may, from time to time during a period of up to approximately 360 days after the Initial Date of Deposit, deposit additional Equity Securities in the Trusts or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trusts. Such deposits of additional Equity Securities will be done in such a manner that the original proportionate relationship amongst the individual issues of the Equity Securities in each Trust shall be maintained. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship established on the Initial Date of Deposit, and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any Equity Securities deposited in the Trusts on the Initial, or any subsequent, Date of Deposit. See "What is the First Trust Special Situations Trust?" and "How May Equity Securities be Removed from a Trust?"

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

                          Nike Securities L.P.
              Sponsor of First Trust (registered trademark)
                             1-800-621-9533

            The date of this Prospectus is ____________, 1997

Public Offering Price. The Public Offering Price per Unit of each Trust during the initial offering period is equal to the aggregate underlying value of the Equity Securities in such Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust, plus an initial sales charge equal to the difference between the maximum sales charge of 4.5% of the Public Offering Price and the maximum remaining deferred sales charge, initially $.35 per Unit. Commencing on September 30, 1997, and on the last business day of each month thereafter, through January 30, 1998, a deferred sales charge of $.07 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. The sales charge of a Trust is reduced on a graduated scale for sales involving at least $50,000. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), subject to a reduction beginning April 30, 1998. A pro rata share of accumulated dividends, if any, in the Income Account of a Trust is included in the Public Offering Price. The minimum amount which an investor may purchase of a Trust is $1,000. Upon completion of the deferred sales charge period, the secondary market Public Offering Price per Unit for a Trust will not include deferred payments, but will instead include only a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested), which will be reduced by 1/2 of 1% on each April 30, commencing April 30, 1998 to a minimum sales charge of 3.0%. See "How is the Public Offering Price Determined?"

UNITS OF THE TRUSTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.

Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by a Trust, net of expenses of such Trust, will be paid on the Distribution Date to Unit holders of record on the Record Date as set forth in the "Summary of Essential Information" for each Trust. Distributions of funds in the Capital Account, if any, will be made at least annually in December of each year. Any distribution of income and/or capital will be net of the expenses of the respective Trust. See "What is the Federal Tax Status of Unit Holders?" Additionally, upon termination of the Trusts, the Trustee will distribute, upon surrender of Units for redemption, to each Unit holder his pro rata share of a Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"

Secondary Market for Units. After the initial offering period, while under no obligation to do so, the Sponsor intends to maintain a market for Units of the Trusts and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in such Trusts (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trusts. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will also be based upon the aggregate underlying value of the Equity Securities in the Trusts (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trusts. If a secondary market is not maintained, a Unit holder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of a Trust. A Unit holder tendering 2,500 Units or more of a Trust for redemption may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) in lieu of payment in cash. Any deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time. See "How May Units be Redeemed?"

Termination. Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trusts. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of such Trust maintained by the Trustee. At least 60 days prior to the Mandatory Termination Date of each Trust, the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) if such Unit holder owns at least 2,500 Units of a Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date of a Trust. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution within a reasonable time after a Trust is terminated. See "Rights of Unit Holders-How are Income and Capital Distributed?"

Risk Factors. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers of the Equity Securities or the general condition of the stock market, changes in interest rates and economic recession. Volatility in the market price of the Equity Securities in a Trust also changes the value of the Units of the Trusts. Unit holders tendering Units for redemption during periods of market volatility may receive redemption proceeds which are more or less than they paid for the Units. The Trusts' portfolios are not managed and Equity Securities will not be sold by the Trusts regardless of market fluctuations, although certain Equity Securities may be sold under certain limited circumstances. For further information concerning these risk factors as well as a discussion of additional risks specific to each Trust, see "What are Equity Securities?-Risk Factors."

                                         Summary of Essential Information
                At the Opening of Business on the Initial Date of Deposit
                              of the Equity Securities-____________, 1997

              Sponsor:   Nike Securities L.P.
              Trustee:   The Chase Manhattan Bank
            Evaluator:   First Trust Advisors L.P.

                                                                       Communications      Energy          Investment
                                                                       Growth Trust        Growth Trust    Services Growth
                                                                       Series              Series 2        Trust Series
                                                                       ______________      _____________   _______________
General Information
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                  1/                  1/              1/
Public Offering Price:
 Aggregate Offering Price Evaluation of
 Equity Securities in Portfolio (2)                                    $                   $               $
 Aggregate Offering Price Evaluation of
 Equity Securities per Unit                                            $                   $               $
 Maximum Sales Charge of 4.5% of the Public
 Offering Price per Unit (4.545% of the net amount
 invested, exclusive of the deferred sales charge) (3)                 $                   $               $
 Less Deferred Sales Charge per Unit                                   $ (.35)             $ (.35)         $ (.35)
 Public Offering Price per Unit (3)                                    $                   $               $
Sponsor's Initial Repurchase Price per Unit                            $                   $               $
Redemption Price per Unit (based on aggregate underlying
 value of Equity Securities less deferred sales charge) (4)            $                   $               $
CUSIP Number                                                           ____________        ____________    __________
Trustee's Annual Fee per Unit outstanding                              $                   $               $
Evaluator's Annual Fee per Unit outstanding (5)                        $                   $               $
Maximum Supervisory Fee per Unit outstanding (6)                       $                   $               $
Estimated Annual Amortization of Organizational and
 Offering Costs per Unit outstanding (7)                               $                   $               $

First Settlement Date                         ________, 1997
Mandatory Termination Date                    April 15, 2002
Discretionary Liquidation Amount              A Trust may be terminated if the value thereof is less than the lower of
                                              $2,000,000 or 20% of the total value of Equity Securities deposited in such
                                              Trust during the primary offering period.
Income Distribution Record Date               Fifteenth day of each June and December commencing June 15, 1997.
Income Distribution Date (8)                  Last day of each June and December commencing June 30, 1997.

[FN]
_____________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Equity Security listed on a national securities exchange or the NASDAQ National Market System is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. The initial sales charge applies to all Units and represents an amount equal to the difference between the maximum sales charge for a Trust of 4.5% of the Public Offering Price and the amount of the maximum remaining deferred sales charge (initially $.35 per Unit). Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate underlying value of the Equity Securities underlying the respective Trust. In addition to the initial sales charge, Unit holders will pay a deferred sales charge of $.07 per Unit per month commencing September 30, 1997 and on the last business day of each month thereafter through January 30, 1998. During the initial offering period, Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. See "Fee Table" and "Public Offering" for additional information. Commencing on February 2, 1998, the secondary market sales charge will not include the deferred sales charge payments but will instead include only a one-time initial sales charge of 4.5% of the Public Offering Price and will decrease by 1/2 of 1% on each subsequent April 30, commencing April 30, 1998 to a minimum sales charge of 3.0% as described under "Public Offering." On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "How May Units be Redeemed?"

(5) The Evaluator's Fee is payable to an affiliate of the Sponsor. Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0028 per Unit per Trust.

(7) Each Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed the life of the Trusts (approximately five years). See "What are the Expenses and Charges?" and "Statements of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(8) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                                         Summary of Essential Information
                At the Opening of Business on the Initial Date of Deposit
                              of the Equity Securities-____________, 1997

              Sponsor:   Nike Securities L.P.
              Trustee:   The Chase Manhattan Bank
            Evaluator:   First Trust Advisors L.P.

                                                                                          Outsourcing       Small-Cap 50
                                                                                          Growth Trust      Growth Trust
                                                                                          Series            Series
                                                                                          ____________      _____________
General Information
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                                    1/                1/
Public Offering Price:
   Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)              $                 $
   Aggregate Offering Price Evaluation of Equity Securities per Unit                      $                 $
   Maximum Sales Charge of 4.5% of the Public Offering
      Price per Unit (4.545% of the net amount
         invested, exclusive of the deferred sales charge) (3)                            $                 $
   Less Deferred Sales Charge per Unit                                                    $(.35)            $(.35)
   Public Offering Price per Unit (3)                                                     $                 $
Sponsor's Initial Repurchase Price per Unit                                               $                 $
Redemption Price per Unit (based on aggregate underlying
   value of Equity Securities less deferred sales charge) (4)                             $                 $
CUSIP Number                                                                              ____________      ____________
Trustee's Annual Fee per Unit outstanding                                                 $                 $
Evaluator's Annual Fee per Unit outstanding (5)                                           $                 $
Maximum Supervisory Fee per Unit outstanding (6)                                          $                 $
Estimated Annual Amortization of Organizational and
   Offering Costs per Unit outstanding (7)                                                $                 $

First Settlement Date                       ________, 1997
Mandatory Termination Date                  April 15, 2002
Discretionary Liquidation Amount            A Trust may be terminated if the value thereof is less than the lower of
                                            $2,000,000 or 20% of the total value of Equity Securities deposited in such
                                            Trust during the primary offering period.
Income Distribution Record Date             Fifteenth day of each June and December commencing June 15, 1997.
Income Distribution Date (8)                Last day of each June and December commencing June 30, 1997.

[FN]
______________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Equity Security listed on a national securities exchange or the NASDAQ National Market System is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. The initial sales charge applies to all Units and represents an amount equal to the difference between the maximum sales charge for a Trust of 4.5% of the Public Offering Price and the amount of the maximum remaining deferred sales charge (initially $.35 per Unit). Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate underlying value of the Equity Securities underlying the respective Trust. In addition to the initial sales charge, Unit holders will pay a deferred sales charge of $.07 per Unit per month commencing September 30, 1997 and on the last business day of each month thereafter through January 30, 1998. During the initial offering period, Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. See "Fee Table" and "Public Offering" for additional information. Commencing on February 2, 1998, the secondary market sales charge will not include the deferred sales charge payments but will instead include only a one-time initial sales charge of 4.5% of the Public Offering Price and will decrease by 1/2 of 1% on each subsequent April 30, commencing April 30, 1998 to a minimum sales charge of 3.0% as described under "Public Offering." On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "How May Units be Redeemed?"

(5) The Evaluator's Fee is payable to an affiliate of the Sponsor. Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0028 per Unit per Trust.

(7) Each Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed the life of the Trusts (approximately five years). See "What are the Expenses and Charges?" and "Statements of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(8) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                               FEE TABLES

These Fee Tables are intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public
Offering" and "What are the Expenses and Charges?" Although the Trusts have a term of five years and are unit investment trusts rather than a mutual fund, this information is presented to permit a comparison of fees.


COMMUNICATIONS GROWTH TRUST SERIES

                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses
Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               %(a)                $
Deferred sales charge
  (as a percentage of public offering price)                                               %(b)
                                                                                           ________            ________
                                                                                           %                   $
                                                                                           ========            ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)
Trustee's fee                                                                              %                   $
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                 %
Other operating expenses                                                                   %
                                                                                           ________            ________
  Total                                                                                    %                   $
                                                                                           ========            ========

                                                            Example
                                                            _______
                                                                                Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Communications Growth Trust Series has an estimated operating
expense ratio of     % and a 5% annual return on the investment throughout
the periods                                                                  $                $                $


ENERGY GROWTH TRUST, SERIES 2

                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses
Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               %(a)                $
Deferred sales charge
  (as a percentage of public offering price)                                               %(b)
                                                                                           ________            ________
                                                                                           %                   $
                                                                                           ========            ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)
Trustee's fee                                                                              %                   $
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                 %
Other operating expenses                                                                   %
                                                                                           ________            ________
  Total                                                                                    %                   $
                                                                                           ========            ========

                                                                 Example
                                                                 _______
                                                                                Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Energy Growth Trust, Series 2 has an estimated operating
expense ratio of     % and a 5% annual return on the investment throughout
the periods                                                                  $                $                $


INVESTMENT SERVICES GROWTH TRUST SERIES

                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses
Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               %(a)                $
Deferred sales charge
  (as a percentage of public offering price)                                               %(b)
                                                                                           ________            ________
                                                                                           %                   $
                                                                                           ========            ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)
Trustee's fee                                                                              %                   $
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                 %
Other operating expenses                                                                   %
                                                                                           ________            ________
  Total                                                                                    %                   $
                                                                                           ========            ========

                                                            Example
                                                            _______
                                                                                Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Investment Services Growth Trust Series has an estimated
operating expense ratio of     % and a 5% annual return on the investment
throughout the periods                                                       $                $                $


OUTSOURCING GROWTH TRUST SERIES

                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses
Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               %(a)                $
Deferred sales charge
  (as a percentage of public offering price)                                               %(b)
                                                                                           ________            ________
                                                                                           %                   $
                                                                                           ========            ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)
Trustee's fee                                                                              %                   $
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                 %
Other operating expenses                                                                   %
                                                                                           ________            ________
  Total                                                                                    %                   $
                                                                                           ========            ========

                                                                 Example
                                                                 _______
                                                                                Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Outsourcing Growth Trust Series has an estimated operating
expense ratio of     % and a 5% annual return on the investment throughout
the periods                                                                  $                $                $


SMALL-CAP 50 GROWTH TRUST SERIES

                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses
Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               %(a)                $
Deferred sales charge
  (as a percentage of public offering price)                                               %(b)
                                                                                           ________            ________
                                                                                           %                   $
                                                                                           ========            ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)
Trustee's fee                                                                              %                   $
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                 %
Other operating expenses                                                                   %
                                                                                           ________            ________
  Total                                                                                    %                   $
                                                                                           ========            ========

                                                               Example
                                                               _______
                                                                                Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Small-Cap 50 Growth Trust Series has an estimated operating
expense ratio of     % and a 5% annual return on the investment throughout
the periods                                                                  $                $                $

The examples assume reinvestment of all dividends and distributions and utilize a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the examples, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The examples should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the examples.

[FN]
______________

(a) The Initial Sales Charge is actually the difference between the maximum total sales charge of 4.5% and the maximum remaining deferred sales charge (initially $.35 per Unit) and would exceed 1.0% if the Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $.07 per month per Unit, irrespective of purchase or redemption price deducted monthly commencing September 30, 1997 through January 30, 1998. If a Unit holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 3.5%. Units purchased subsequent to the initial deferred sales charge payment will also be subject to the remaining deferred sales charge payments.

                   COMMUNICATIONS GROWTH TRUST SERIES
                      ENERGY GROWTH TRUST, SERIES 2
                 INVESTMENT SERVICES GROWTH TRUST SERIES
                     OUTSOURCING GROWTH TRUST SERIES
                    SMALL-CAP 50 GROWTH TRUST SERIES

          The First Trust Special Situations Trust, Series 193

What is The First Trust Special Situations Trust?

The First Trust Special Situations Trust, Series 193 is one of a series of investment companies created by the Sponsor under the name of The First Trust Special Situations Trust, all of which are generally similar but each of which is separate and is designated by a different series number. This Series consists of the underlying separate unit investment trusts set forth above. The Trusts were created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P. as Sponsor, The Chase Manhattan Bank as Trustee, and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of common stocks together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such securities. In exchange for the deposit of securities or contracts to purchase securities in the Trusts, the Trustee delivered to the Sponsor documents evidencing the entire ownership of the Trusts.

Communications Growth Trust Series

The objective of the Communications Growth Trust Series (the "Communications Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of communications companies which the Sponsor believes are positioned to take advantage of the convergence of many types of communications around the world. The Communications Trust's portfolio is diversified across domestic and international companies involved in computer networking, communications equipment, communications services and wireless communications.
The companies selected for the Communications Trust have been researched and evaluated using database screening techniques, fundamental analysis and the judgment of the Sponsor's research experts. In general, the Sponsor believes these companies have above-average growth prospects for both sales and earnings, established market shares for their services and lower-than-average debt.

In the Sponsor's opinion, the communications industry is expected to benefit from the convergence of a variety of industries including entertainment, media and publishing. Companies well-positioned within the communications industry are poised for both substantial revenue and earnings growth potential over the next several years. The Telecommunications Act of 1996 is breaking down regulatory barriers in the United States, making it possible for companies once precluded from offering multiple communication services to now do so. Cable companies, for instance, can now offer telephone services while telephone companies can offer video services. Increased competition and opportunities will arise as telephone companies are able to offer both long-distance and local services. Governments worldwide are moving toward democracy and economies based on market-oriented policies. As part of this process, communications systems are shifting from government-owned monopolies to publicly-owned market-based companies. This worldwide deregulation is likely to accelerate global demand for communications services. Due to the fast pace of technological advances, domestic and global demand for communications services and equipment is increasing. Recent advances, such as wireless phones, fiber optics and the Internet, are allowing businesses, individuals and governments greater access to a variety of communications services at greatly reduced costs. This increased access, in turn, is fueling the demand for products from manufacturers of communications equipment and computer networks. In addition, future technological advances will only serve to further lower communications-related costs and continue to stimulate demand.

See "Schedule of Investments" and "What are Equity Securities?-Risk Factors" for Communications Growth Trust Series. There is, however, no assurance that the objective of the Communications Trust will be achieved.

Energy Growth Trust, Series 2

The objective of the Energy Growth Trust, Series 2 (the "Energy Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of energy companies which the Sponsor believes are positioned to take advantage of the world's increasing demand for energy. The Energy Trust's portfolio is diversified across many energy sectors, including integrated oil, oilfield services and equipment, oil and gas production and natural gas. The companies selected for the Energy Trust have been researched and evaluated using database screening techniques, fundamental analysis and the judgment of the Sponsor's research experts. To help reduce risk, the Energy Trust avoids small companies, newly-issued stocks and stocks with little or no earnings. In general, the Sponsor believes the companies selected for the Energy Trust have above-average growth prospects for both sales and earnings and lower-than-average debt.

Worldwide demand for energy continues to increase daily, driven primarily by the rapid developments in newly-industrialized countries in Asia, Eastern Europe and Latin America. Energy prices are expected to rise by decade's end because current energy supplies are being drained by the world's demands for energy. Industry overcapacity and declining energy prices in the 1980s forced energy companies to become more competitive under difficult conditions. Energy companies have greatly improved their operating efficiencies through cost cutting, consolidation and new technologies.

Cost cutting has occurred through sizable workforce reductions and the use of technology to lower overhead and production costs.

Consolidation and the divestiture of non-core assets has reduced industry capacity and allowed companies to focus on their core operations.

New technologies are expected to lead to the discovery of additional energy reserves and lower the cost of developing these reserves. Given these measures, energy companies are positioned for significantly improved profitability when energy prices increase, as analysts expect.

See "Schedule of Investments" and "What are Equity Securities?-Risk Factors" for Energy Growth Trust, Series 2. There is, however, no assurance that the objective of the Energy Trust will be achieved.

Investment Services Growth Trust Series

The objective of the Investment Services Growth Trust Series (the "Investment Services Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of brokerage and investment services companies which the Sponsor believes are experiencing record-setting earnings and profits growth. The Investment Services Trust's portfolio is diversified across 25 companies engaged in stock brokerage, commodity brokerage, investment banking, tax-advantaged investment or investment sales, investment management or related investment advisory services. The companies selected for the Investment Services Trust have been researched and evaluated using database screening techniques, fundamental analysis and the judgment of the Sponsor's research experts. In general, the Sponsor believes these companies have above-average growth prospects for both sales and earnings and established market shares for their services.

An unprecedented long-running bull market, stable interest rates and low inflation are among the favorable factors influencing the brokerage and investment services industry's record-setting earnings/profits boom. Their stocks, historically, have outperformed market averages; and although past performance is no guarantee of future results, the Sponsor believes this trend should continue while the investment climate is favorable. Many brokerage/investment services firms are setting their prospects overseas. Industry giants with formidable multi-dimensional and global profit-generating capabilities are buying out brokerage firms in many countries, while others are entering into joint ventures with their foreign counterparts. Gaining a global foothold has, in many cases, bolstered earnings, profits and stock prices. Late in 1996, the Federal Reserve loosened its limitations on banks underwriting securities, which will allow banks to acquire brokerage firms. Brokerage firms could also benefit from proposed capital-gains tax cuts.

See "Schedule of Investments" and "What are Equity Securities?-Risk Factors" for Investment Services Growth Trust Series. There is, however, no assurance that the objective of the Investment Services Trust will be achieved.

Outsourcing Growth Trust Series

The objective of the Outsourcing Growth Trust Series (the "Outsourcing Trust") is to provide investors with above-average capital appreciation potential through an investment in a diversified portfolio of common stocks of outsourcing companies which the Sponsor believes are positioned to take advantage of the trend among institutions, such as corporations and government entities, toward utilizing specialized, vendor-supplied services. The Outsourcing Trust's portfolio is diversified across several outsourcing companies involved in various industries such as temporary staffing, information technology services, electronics manufacturing services and industrial services. The companies selected for the Outsourcing Trust have been researched and evaluated using database screening techniques, fundamental analysis and the judgment of the Sponsor's research experts. In general, the Sponsor believes the companies selected for the Outsourcing Trust have above-average growth prospects for both sales and earnings, established market shares for their services and lower-than-average debt.

In today's increasingly competitive business environment, many businesses are reducing internal costs in order to maintain or enhance their profitability. Outsourcing has become a way to help many businesses reduce fixed costs which, consequently, has enabled them to concentrate more on core operations. Outsourcing firms specialize in a particular task and can perform the work more cost-effectively. Outsourcing, furthermore, provides greater financial flexibility by converting fixed costs into variable costs. Financial resources otherwise spent on hiring/training in-house personnel become available to spend on core operations. As a result, mundane but necessary tasks, such as temporary staffing and uniform maintenance, are increasingly being outsourced to firms with specialized services. With technological and communications advancements occurring almost daily, the Sponsor believes outsourcing firms are in an ideal position to meet businesses' needs more quickly and profitably than an internal division. These advancements also create a tremendous opportunity for firms to provide solutions to businesses which are unable, or unwilling, to dedicate the necessary resources internally to keep pace.

See "Schedule of Investments" and "What are Equity Securities?-Risk Factors" for Outsourcing Growth Trust Series. There is, however, no assurance that the objective of the Outsourcing Trust will be achieved.

Small-Cap 50 Growth Trust Series

The objective of the Small-Cap 50 Growth Trust Series (the "Small-Cap 50 Trust") is to provide investors with above-average capital appreciation potential through an investment in a diversified portfolio of 50 small capitalization companies which the Sponsor believes have substantial growth potential. The Small-Cap 50 Trust's portfolio is well-diversified across several industries and concentrates on United States-based small-cap companies aligned with the Russell 2000 Index and which have market capitalizations of approximately $500 million on average. Diversifying a portfolio helps to offset the risks normally associated with equity investments, although risk cannot be entirely eliminated. This type of diversification, furthermore, provides a convenient, efficient way to own several stocks without considerable time and capital commitments on the investor's part. The companies selected for the Small-Cap 50 Trust have been researched and evaluated using database screening techniques, fundamental analysis and the judgment of the Sponsor's research experts. In general, the Sponsor believes these companies have above-average growth prospects for both sales and earnings, established market shares for their products and services and lower-than-average debt.

Historically, United States small-cap stocks have outperformed the overall stock market, large-cap stocks, bonds and inflation over the long term. Because small-cap stocks have the potential to provide higher total returns, they are ideal for the more aggressive investor who is comfortable with the above-average volatility that is inherent in United States small-cap companies. The small-cap companies selected for the Small-Cap 50 Trust are believed to have attractive valuations with prospects for above-average earnings growth. In general, the stock market performance of small-cap stocks has lagged the returns of large-cap stocks during the past few years. These companies do not have the same level of analyst coverage as larger-cap companies which, if coverage expands, might result in higher prices for these Equity Securities.

See "Schedule of Investments" and "What are Equity Securities?-Risk Factors" for Small-Cap 50 Growth Trust Series. There is, however, no assurance that the objective of the Small-Cap 50 Trust will be achieved.

Each Trust has a Mandatory Termination Date, as set forth under "Summary of Essential Information." Each Unit of a Trust represents an undivided fractional interest in all the Equity Securities deposited in such Trust.

With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Equity Securities in each Trust's portfolio, as set forth under "Schedule of Investments" for each Trust. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Equity Securities in a Trust, or cash (including a letter of credit) with instructions to purchase additional Equity Securities in a Trust. Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of a Trust. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in a Trust on the Initial, or any subsequent, Date of Deposit. See "How May Equity Securities be Removed from a Trust?" Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in a Trust. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because such Trust will pay the associated brokerage fees. To minimize this effect, the Trusts will try to purchase the Equity Securities as close to the evaluation time as possible. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for a Trust with respect to acquiring Equity Securities for a Trust. In acting in such capacity, the Sponsor or its affiliate will be subject to the restrictions under the Investment Company Act of 1940, as amended.

On the Initial Date of Deposit, each Unit of a Trust represented the undivided fractional interest in the Equity Securities deposited in such Trust set forth under "Summary of Essential Information" for each Trust. To the extent that Units of a Trust are redeemed, the aggregate value of the Equity Securities in such Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of that Trust will increase. However, if additional Units are issued by a Trust in connection with the deposit of additional Equity Securities or cash by the Sponsor, the aggregate value of the Equity Securities in that Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of that Trust will be decreased proportionately. See "How May Units be Redeemed?"

What are the Expenses and Charges?

With the exception of brokerage fees discussed above and bookkeeping and other administrative services provided to each Trust, for which the Sponsor will be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to a Trust. Certain of the expenses incurred in establishing a Trust, including the cost of the initial preparation of documents relating to a Trust, Federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses may be paid by the

Sponsor, and may, in part, be paid by the Trustee.

First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for each Trust. Such fee is based on the number of Units outstanding in a Trust on January 1 of each year except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include dealers of the Trusts.

Subsequent to the initial offering period, First Trust Advisors L.P., in its capacity as the Evaluator for the Trusts, will receive a fee as indicated in the "Summary of Essential Information." The Trustee pays certain expenses of each Trust for which it is reimbursed by such Trust. The Trustee will receive for its ordinary recurring services to each Trust an annual fee set forth in each "Summary of Essential Information," which is based upon the largest aggregate number of Units of each Trust outstanding at any time during the year. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee's and the above described fees are payable from the Income Account of a Trust to the extent funds are available and then from the Capital Account of such Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds.

Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisor services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.

All or a portion of the expenses incurred in establishing the Trusts, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust's portfolio and the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by each Trust and charged off over a period not to exceed the life of the Trusts (approximately five years). The following additional charges are or may be incurred by a Trust: all legal and annual auditing expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of such Trust; all taxes and other government charges imposed upon the Securities or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on each Trust. In addition, the Trustee is empowered to sell Equity Securities in a Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of such Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet such Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"

The Indenture requires each Trust to be audited on an annual basis at the expense of such Trusts by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for the

Units, the Sponsor is required to bear the cost of such annual audits to the extent such cost exceeds $0.0050 per Unit. Unit holders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

What is the Federal Tax Status of Unit Holders?

This is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of
Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unit holders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trusts.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Code; and the income of each Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his pro rata share of the income derived from each Equity Security when such income is considered to be received by a Trust.

2. Each Unit holder will be considered to have received all of the dividends paid on his or her pro rata portion of each Equity Security when such dividends are received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unit holders will be taxed in this manner regardless of whether distributions from such Trust are actually received by the Unit holder.

3. Each Unit holder will have a taxable event when a Trust disposes of an Equity Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder (except to the extent an In-Kind distribution of stocks is received by such Unit holder as described below). The price a Unit holder pays for his Units is allocated among his pro rata portion of each Equity Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unit holder purchases his Units) in order to determine his tax basis for his pro rata portion of each Equity Security held by such Trust. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unit holder has held his Units for more than one year.

4. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital gain except in the case of a dealer or a financial institution and will be long-term if the Unit holder has held his Units for more than one year (the date on which the Units are acquired (i.e., the trade date) is excluded for purposes of determining whether the Units have been held for more than one year). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unit holder has held his Units for more than one year. Unit holders should consult their tax advisers regarding the recognition of such capital gains and losses for Federal income tax purposes.

Deferred Sales Charge. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge for a Trust is deferred. It is possible that for federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such a case, the non-interest portion of the deferred sales charge would be added to the Unit holder's tax basis in his or her Units. The deferred sales charge could cause the Unit holder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unit holders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

Limitations on Deductibility of a Trust's Expenses by Unit Holders. Each Unit holder's pro rata share of each expense paid by a Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by such Unit holder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by a Trust or if the Unit holder disposes of a Unit. For taxpayers other than corporations, net capital gains (which is defined as net long-term capital gain over net short-term capital loss for a taxable year) are subject to a maximum stated marginal tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

The Revenue Reconciliation Act of 1993 (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If the Unit holder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all assets of a Trust involved including his pro rata portion of all the Equity Securities represented by the Unit.

Special Tax Consequences of In-Kind Distributions Upon Redemption of Units or Termination of a Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 2,500 Units of a Trust may request an In-Kind Distribution upon the redemption of Units or the termination of the Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unit holder is considered as owning a pro rata portion of each of a Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unit holder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unit holder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by a Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by a Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his tax basis in such fractional share of an Equity Security held by a Trust.

Because a Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by a Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Equity Security owned by a Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

Computation of the Unit Holder's Tax Basis. Initially, a Unit holder's tax basis in his Units will generally equal the price paid by such Unit holder for his Units. The cost of the Units is allocated among the Equity Securities held in a Trust in accordance with the proportion of the fair market values of such Equity Securities as of the valuation date nearest the date the Units are purchased in order to determine such Unit holder's tax basis for his pro rata portion of each Equity Security.

A Unit holder's tax basis in his Units and his pro rata portion of an Equity Security held by a Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by a Trust which are not taxable as ordinary income as described above.

General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

Unit holders will be notified annually of the amounts of dividends includable in the Unit holder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Why are Investments in the Trusts Suitable for Retirement Plans?"

The foregoing discussion relates only to the tax treatment of United States Unit holders; Unit holders may be subject to foreign, state and local taxation. Unit holders should consult their tax advisers regarding potential state or local taxation with respect to the Units.

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of such Trusts will be treated as the income of the Unit holders thereof.

Why are Investments in the Trusts Suitable for Retirement Plans?

Units of the Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions.

Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are Equity Securities?

The Trusts consist of different issues of Equity Securities which are listed on a national securities exchange or the NASDAQ National Market System or traded in the over-the-counter market. See "What are the Equity Securities Selected for Communications Growth Trust Series?," "What are the Equity Securities Selected for Energy Growth Trust, Series 2?," "What are the Equity Securities Selected for Investment Services Growth Trust Series?," "What are the Equity Securities Selected for Outsourcing Growth Trust Series?" and "What are the Equity Securities Selected for Small-Cap 50 Growth Trust Series?" for a general description of the companies.

Risk Factors. An investment in Units of the Trusts should be made with an understanding of the problems and risks such an investment may entail.

Communications Growth Trust Series. An investment in Units of the
Communications Trust should be made with an understanding of the problems and risks such an investment may entail.

The market for high-technology telecommunications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Equity Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Equity Securities will be able to respond timely to compete in the rapidly developing marketplace.

Based on trading history of technology stocks, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Equity Securities and therefore the ability of a Unit holder to redeem Units a price equal to or greater than the original price paid for such Units.

The telecommunications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the telecommunications industry, promoting vigorous economic competition and resulting in the rapid development of new telecommunications technologies. The products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of the Communications Trust's Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Communications Trust's portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many telecommunications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Equity Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Energy Growth Trust, Series 2. An investment in Units of the Energy Trust should be made with an understanding of the problems and risks such an investment may entail.

The Energy Trust invests in Equity Securities of companies involved in the energy industry, including the conventional areas of oil, gas, electricity and coal, and newer sources of energy such as nuclear, geothermal, oil shale and solar power. The business activities of companies held in the Energy Trust may include: production, generation, transmission, marketing, control, or measurement of energy or energy fuels; providing component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control. Companies participating in new activities resulting from technological advances or research discoveries in the energy field were also considered for this Trust.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Equity Securities in the Trust may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Equity Securities during the life of the Trust.

According to the U.S. Department of Commerce, the factors which will most likely shape the energy industry include the price and availability of oil from the Middle East, changes in United States environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The likely restoration of a large portion of Kuwait and Iraq's production and export capacity over the next few years could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers to significantly affect production, the concomitant volatility of crude oil prices, increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Trust.

Investment Services Growth Trust Series. An investment in Units of the Investment Services Trust should be made with an understanding of the risks such an investment may entail. The Investment Services Trust consists of companies engaged in investment banking/brokerage and investment management. Such companies include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceeds the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Equity Securities included in the Investment Services Trust will be able to respond timely to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Outsourcing Growth Trust Series. An investment in Units of the Outsourcing Trust should be made with an understanding of the risks such an investment may entail. The Outsourcing Trust consists of companies engaged in providing specialized, vendor-supplied services, such as temporary staffing, information technology services, electronics manufacturing services, and industrial services. Companies in this field are subject to rapidly changing technology, cyclical market patterns, evolving industry standards, economic recession in the industries they service, shifting corporate trends regarding the hiring of vendors and general stock market volatility. An unexpected change in one or more of the foregoing factors may have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Equity Securities will be able to respond timely to compete in the rapidly developing marketplace.

Small-Cap 50 Growth Trust Series. An investment of Units of the Small-Cap 50 Trust should be made with an understanding of the risks such an investment may entail. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of the companies in which the Small Cap 50 Trust may invest may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trust to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices. The securities of small companies are often traded over-the-counter and may not be traded in the volumes typical on a national securities exchange.

General. Each Trust consists of such Equity Securities listed under the "Schedule of Investments" for each Trust as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trusts pursuant to the provisions of the Trust Agreement, together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Although the Portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in such Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). See "How May Equity Securities be Removed from a Trust?" Equity Securities, however, will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, a Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions, and the value of a Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. The past market and earnings performance of the Equity Securities included in the Trusts is not predictive of their future performance. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by a Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the Portfolio may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of

Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Certain of the Equity Securities in certain Trusts are of foreign issuers, and therefore, an investment in the Trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Equity Securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the Equity Securities included in such Trusts, the Sponsor believes that adequate information will be available to allow the Portfolio Supervisor to provide portfolio surveillance.

Certain of the securities of the foreign issuers in such Trusts may be in ADR form. ADRs evidence American Depositary Receipts which represent common stock deposited with a custodian in a depositary. American Depositary Shares, and receipts therefor (ADRs), are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the term ADR generally includes American Depositary Shares.

ADRs may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the ADR holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues an ADR generally charges a fee, based on the price of the ADR, upon issuance and cancellation of the ADR. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the ADR than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from applications of the tax laws of one nation to nationals of another and from certain practices in the ADR market may also exist with respect to certain ADRs. In varying degrees, any or all of these factors may affect the value of the ADR compared with the value of the underlying shares in the local market. In addition, the rights of holders of ADRs may be different than those of holders of the underlying shares, and the market for ADRs may be less liquid than that for the underlying shares. ADRs are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

For the Equity Securities that are ADRs, currency fluctuations will affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the ADRs and consequently the value of the Equity Securities. The foreign issuers of securities that are ADRs may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in ADR form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

Unit holders will be unable to dispose of any of the Equity Securities in a Portfolio, as such, and will not be able to vote the Equity
Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

What are the Equity Securities Selected for Communications Growth Trust
Series?

Computer Networking

Ascend Communications,
3COM Corporation, headquartered in Santa Clara, California,
Cisco Systems, Inc., headquartered in San Jose, California,

Communications Equipment

ADC Telecommunications, Inc., headquartered in Minneapolis, Minnesota,
ADTRAN,
Lucent Technologies,
Motorola, Inc., headquartered in Schaumburg, Illinois,
Northern Telecom Limited, headquartered in Ontario, Canada,
Tellabs, Inc., headquartered in Lisle, Illinois,

Communications Services

Airtouch Communications,
Ameritech Corporation, headquartered in Chicago, Illinois,
BellSouth Corporation, headquartered in Atlanta, Georgia,
Compania de Telefonos de Chile S.A. (ADR), headquartered in Santiago,
Chile,
Hong Kong Telecommunications, Ltd. (ADR), headquartered in Hong Kong, LCI International, Inc., headquartered in McLean, Virginia,
Reuters Holdings plc (ADR), headquartered in London, England,
SBC Communications, Inc., headquartered in St. Louis, Missouri,
Telefonica de Espana (ADR),
Telefonos de Mexico S.A. (Class L) (ADR), headquartered in Mexico City,
Mexico,
Vodafone Group plc (ADR),
WorldCom, Inc., headquartered in Jackson, Mississippi,

Wireless Communications

Andrew Corporation, headquartered in Orland Park, Illinois,
DSP Communications,
Oy Nokia AB (ADR),
Telefonaktiebolaget L.M. Ericsson (ADR),

What are the Equity Securities Selected for Energy Growth Trust, Series 2?

Natural Gas

Enron Corporation, headquartered in Houston, Texas,
Sonat, Inc., headquartered in Birmingham, Alabama,

Oil and Gas (Production)

Apache Corporation, headquartered in Houston, Texas,
Nuevo Energy Company, headquartered in Houston, Texas,

Oilfield Services and Equipment

American Oilfield Divers, Inc., headquartered in Lafayette, Louisiana, BJ Services Company, headquartered in Houston, Texas,
Baker Hughes, Inc., headquartered in Houston, Texas,
Falcon Drilling Company, Inc., headquartered in Houston, Texas,
Global Marine
Input/Output, Inc., headquartered in Stafford, Texas,
Nabors Industries, Inc., headquartered in Houston, Texas,
Reading & Bates Corporation, headquartered in Houston, Texas,
Rowan Companies, Inc., headquartered in Houston, Texas,
Schlumberger, Ltd., headquartered in New York, New York,
Tidewater, Inc., headquartered in New Orleans, Louisiana,
Transocean Offshore
Western Atlas, Inc., headquartered in Beverly Hills, California,

Oils, Integrated

Amoco Corporation, headquartered in Chicago, Illinois,
Chevron Corporation, headquartered in San Francisco, California,
Exxon Corporation, headquartered in Irving, Texas,
Mobil Corporation, headquartered in Fairfax, Virginia,
Repsol S.A. (ADR), headquartered in Madrid, Spain,
Royal Dutch Petroleum Company, headquartered in The Netherlands,
Texaco, Inc., headquartered in White Plains, New York,
YPF Socied Anonima (ADR), headquartered in Buenos Aires, Argentina,

What are the Equity Securities Selected for Investment Services Growth Trust Series?

Advest Group, Inc.
Alex. Brown, Inc.
Bear Stearns Companies, Inc.
Dean, Witter, Discover and Company
Donaldson Lufkin & Jenrette, Inc.
E*TRADE Group, Inc.
Eaton Vance Corp.
A.G. Edwards, Inc.
Fahnestock Viner Holdings, Inc.
Franklin Resources, Inc.
Interra Financial, Inc.
Jefferies Group, Inc.
Legg Mason, Inc.
Lehman Brothers Holdings, Inc.
McDonald & Company Investments
Merrill Lynch & Company, Inc.
Morgan Keegan, Inc.
Paine Webber Group Inc.
Piper Jaffray Companies, Inc.
T. Rowe Price Associates
Quick & Reilly Group, Inc.
Raymond James Financial, Inc.
Charles Schwab Corporation
Southwest Securities Group, Inc.
Travelers Group, Inc.

What are the Equity Securities Selected for Outsourcing Growth Trust
Series?

Advertising/Marketing

APAC Teleservices,
Catalina Marketing Corporation,
Interpublic Group of Companies, Inc., headquartered in New York, New
York,
Omnicom Group, Inc., headquartered in New York, New York,

Electronics Manufacturing

SCI Systems, Inc., headquartered in Huntsville, Alabama,
Sanmina Corporation, headquartered in San Jose, California,
Solectron Corporation, headquartered in Milpitas, California,

Industrial Services

Cintas Corporation, headquartered in Cincinnati, Ohio,
G&K Services, Inc.,

Information Services

Analysts International Corporation, headquartered in Minneapolis,
Minnesota,
Automatic Data Processing, Inc. (ADP), headquartered in Roseland, New
Jersey,
BISYS Group,
Electronic Data Systems,
Equifax, Inc., headquartered in Atlanta, Georgia,
Fair Isaac & Company, Inc., headquartered in San Rafael, California, First Data Corporation, headquartered in Hackensack, New Jersey, Keane, Inc., headquartered in Boston, Massachusetts,
SunGard Data Systems,

Printing

Banta Corporation,

Staffing

AccuStaff,
CDI Corporation,
Interim Services, headquartered in Fort Lauderdale, Florida,
Manpower,
Norrell Corporation, headquartered in Atlanta, Georgia,
The Olsten Corporation, headquartered in Westbury, New York,

What are the Equity Securities Selected for Small-Cap 50 Growth Trust
Series?




What are Some Additional Considerations for Investors?

Investors should be aware of certain other considerations before making a decision to invest in the Trusts.

The value of the Equity Securities will fluctuate over the life of a Trust and may be more or less than the price at which they were deposited in such Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities.

The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to a Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement

Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of a Trust and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in a Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of a Trust.

The Indenture also authorizes the Sponsor to increase the size of a Trust and the number of Units thereof by the deposit of additional Equity Securities, or cash (including a letter of credit) with instructions to purchase additional Equity Securities, in such Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors could experience a dilution of their investments and a reduction in anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the actual purchase of the Equity Securities and because the Trusts will pay the brokerage fees associated therewith.

Each Trust consists of the Equity Securities listed under "Schedule of Investments" for each Trust (or contracts to purchase such Securities) as may continue to be held from time to time in such Trust and any additional Equity Securities acquired and held by such Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits into such Trust of Equity Securities in connection with the issuance of additional Units).

Once all of the Equity Securities in a Trust are acquired, the Trustee will have no power to vary the investments of such Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, and may dispose of Equity Securities only under limited circumstances. See "How May Equity Securities be Removed from a Trust?"

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Equity Security which might reasonably be expected to have a material adverse effect on a Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on a Trust.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?

Units are offered at the Public Offering Price. During the initial offering period, the Public Offering Price is based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus an initial sales charge equal to the difference between the maximum sales charge of 4.5% of the Public Offering Price and the maximum remaining deferred sales charge, initially $.35 per Unit. Commencing on September 30, 1997, and on the last business day of each month thereafter, through January 30, 1998, a deferred sales charge of $.07 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge) subject to reduction beginning April 30, 1998.

During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity

Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust divided by the number of Units of a Trust outstanding. For secondary market sales after the completion of the deferred sales charge period, the Public Offering Price is also based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested) divided by the number of outstanding Units of a Trust and will be reduced by 1/2 of 1% on each subsequent April 30, commencing April 30, 1998 to a minimum sales charge of 3.0%.

The minimum amount which an investor may purchase of a Trust is $1,000. The applicable sales charge for the Trusts for both primary and secondary market sales is reduced by a discount as indicated below for aggregate volume purchases of the Trusts (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

                                                                  Primary and Secondary
                                                                  _____________________
                                                              Percent of          Percent of
Dollar Amount of Transaction                                  Offering            Net Amount
at Public Offering Price                                      Price               Invested
____________________________                                  __________          __________
$ 50,000 but less than $100,000                               0.25%               0.2506%
$100,000 but less than $250,000                               0.50%               0.5025%
$250,000 but less than $500,000                               1.00%               1.0101%
$500,000 or more                                              2.00%               2.0408%

Any such reduced sales charge shall be the responsibility of the selling broker/dealer, bank or other selling agent. The reduced sales charge structure will apply on all purchases of Units of a Trust by the same person on any one day from any one broker/dealer, bank or other selling agent. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the broker/dealer, bank or other selling agent of any such combined purchase prior to the sale in order to obtain the indicated discount. Unit holders of other unit investment trusts in which the Sponsor acted as sole Principal Underwriter and which at the time of their creation had an estimated life of at least five years may utilize their termination proceeds from such trusts to purchase Units of Trusts included in this Prospectus subject only to the remaining deferred sales charge to be collected on such Units. In addition, with respect to the employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and broker/dealers, banks or other selling agents and their subsidiaries and vendors providing services to the Sponsor, Units may be purchased at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents for purchases (see "Public Offering-How are Units Distributed?") by investors who purchase Units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Had the Units of the Trusts been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Equity Securities. During the initial offering period, the aggregate value of the Units of a Trust shall be determined on the basis of the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of a Trust. The aggregate underlying value of the Equity Securities during the initial offering period will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of a Trust plus the applicable sales charge. The aggregate underlying value of the Equity Securities for secondary market sales is calculated in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Equity Securities or cash are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. The initial offering period may be up to approximately 360 days. During such period, the Sponsor may deposit additional Equity Securities or cash in a Trust and create additional Units. Units reacquired by the Sponsor during the initial offering period (at prices based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus a pro rata share of cash, if any in the Income and Capital Accounts of such Trust) may be resold at the then current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or reacquired during the initial offering period will be sold or resold at the then current Public Offering Price.

Upon completion of the initial offering, Units repurchased in the secondary market (see "Will There be a Secondary Market?") may be offered by this prospectus at the secondary market public offering price determined in the manner described above.

It is the intention of the Sponsor to qualify Units of the Trusts for sale in a number of states. Sales initially will be made to dealers and other selling agents at prices which represent a concession or agency commission of 3.2% of the Public Offering Price, and, for secondary market sales, 3.2% of the Public Offering Price (or 65% of the then current maximum sales charge after April 30, 1998). Dealers and other selling agents will be allowed volume concessions or agency commissions during the primary and secondary market of 2.2% of the Public Offering Price (or 65% of the then current maximum sales charge after April 30, 1998) on the sale of Units purchased with termination proceeds from other unit investment trusts of which the Sponsor acted as sole Principal Underwriter and which at the time of their creation had an estimated life of at least five years. Volume concessions or agency commissions of an additional 0.30% of the Public Offering Price will be given to any broker/dealer or bank, who purchases from the Sponsor, in the aggregate, at least $100,000 of the Trusts on the Initial Date of Deposit or $250,000 on any day thereafter. In addition, dealers and other selling agents will receive an additional volume concession or agency commission with respect to sales of Units of each individual Trust in the amounts set forth below:

Total Sales per Trust                                              Additional Concession
_____________________                                              _____________________
$1,000,000 but less than $2,000,000                                .10%
$2,000,000 but less than $3,000,000                                .15%
$3,000,000 or more                                                 .20%

Effective on each April 30, commencing April 30, 1998, the sales charge will be reduced by 1/2 of 1% to a minimum sales charge of 3.0%. However, resales of Units of a Trust by such dealers and other selling agents to the public will be made at the Public Offering Price described in the prospectus. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Certain commercial banks may be making Units of a Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.

From time to time the Sponsor may implement programs under which broker/dealers, banks or other selling agents of a Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of a broker/dealer, bank or other selling agent may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of a Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of a Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trusts will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.

Each Trust's performance may be compared to performance on a total return basis with the Dow Jones Industrial Average, the S&P 500 Composite Stock Price Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

What are the Sponsor's Profits?

The Sponsor of the Trusts will receive a gross sales commission equal to 4.5% of the Public Offering Price of the Units (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), less any reduced sales charge for quantity purchases as described under "Public Offering-How is the Public Offering Price Determined?" See "Public Offering-How are Units Distributed?" for information regarding the receipt of additional concessions available to dealers and other selling agents. In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to the Trusts (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as subsequent deposits) and the cost of such Equity Securities to the Sponsor. See Note (2) of "Schedule of Investments" for each Trust. During the initial offering period, the dealers and other selling agents also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the Public Offering Price received by the dealers and other selling agents upon the sale of Units.

In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a sales charge of 4.5% subject to reduction beginning April 30, 1998) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor.

Will There be a Secondary Market?

After the initial offering period, although not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS OR HER UNITS, HE OR SHE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of their respective Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the securities in a Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer. The pro rata share of cash in the Capital Account of a Trust will be computed as of the fifteenth day of each month. Proceeds received on the sale of any Equity Securities in a Trust, to the extent not used to meet redemptions of Units or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made on the last day of each December to Unit holders of record as of December
15. See "What is the Federal Tax Status of Unit Holders?"

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after each Trust is terminated, each Unit holder will, upon surrender of his Units for redemption, receive: (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he elects an In-Kind Distribution as described under "How May the Indenture be Amended or Terminated?" and (ii) a pro rata share of any other assets of a Trust, less expenses of such Trust.

The Trustee will credit to the Income Account of a Trust any dividends received on the Equity Securities therein. All other receipts (e.g. return of capital, etc.) are credited to the Capital Account of each Trust.

The Trustee may establish reserves (the "Reserve Account") within each Trust for state and local taxes, if any, and any governmental charges payable out of a Trust.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of a Trust the following information in reasonable detail: (1) a summary of transactions in such Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by such Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trusts furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his Units by tender to the Trustee at its corporate trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after 4:00 p.m. Eastern time, the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled.

Any Unit holder tendering 2,500 Units or more of a Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker-dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his pro rata number of whole shares of each of the Equity Securities comprising the portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. See "What is the Federal Tax Status of Unit Holders?" If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, any time a Unit holder elects to tender Units for redemption, such Unit holder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of each Trust.

The Trustee is empowered to sell Equity Securities of each Trust in order to make funds available for redemption. To the extent that Equity Securities are sold, the size and diversity of each Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in a Trust other than cash deposited in a Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the

Equity Securities held in a Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in such Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of a Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of a Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by a Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof.

The aggregate value of the Equity Securities used to calculate the Redemption Price per Unit will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current bid prices on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from a Trust?

The Portfolios of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to a Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Obligations, the acquisition by a Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities (or any securities or other property received by a Trust in exchange for Equity Securities) by the Trustee are credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemptions. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trusts with respect to selling Equity Securities from the Trusts. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute the Trusts' portfolio transactions.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined
Series, The First Trust Special Situations Trust, The First Trust
Insured Corporate Trust, The First Trust of Insured Municipal Bonds and The First Trust GNMA. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor
Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1996, the total partners' capital of Nike Securities L.P.
was $9,005,203 (audited). (This paragraph relates only to the Sponsor and not to the Trusts or to any series thereof or to any other dealer.
The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that a Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." A Trust may be liquidated at any time by consent of 100% of the Unit holders of a Trust or by the Trustee when the value of the Equity Securities owned by a Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in such Trust during the primary offering period, or in the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by a broker/dealer, including the Sponsor. If a Trust is liquidated because of the redemption of unsold Units of such Trust by a broker/dealer, the Sponsor will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of such Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "How are Income and Capital Distributed?"

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of a Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 60 days prior to the Mandatory Termination Date of a Trust the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 2,500 Units of such Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date of a Trust. See "What is the Federal Tax Status of Unit Holders?" Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after a Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of such Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unit holder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trusts.

Experts

The statements of net assets, including the schedules of investments, of the Trusts at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                     REPORT OF INDEPENDENT AUDITORS


The Sponsor, Nike Securities L.P., and Unit Holders
THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 193

We have audited the accompanying statements of net assets, including the schedules of investments, of The First Trust Special Situations Trust, Series 193, comprised of Communications Growth Trust Series, Energy Growth Trust, Series 2, Investment Services Growth Trust Series, Outsourcing Growth Trust Series, and Small-Cap 50 Growth Trust Series, at the opening of business on ____________, 1997. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letters of credit held by the Trustee and deposited in the Trusts on ____________, 1997. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of The First Trust Special Situations Trust, Series 193, comprised of Communications Growth Trust Series, Energy Growth Trust, Series 2, Investment Services Growth Trust Series, Outsourcing Growth Trust Series, and Small-Cap 50 Growth Trust Series, at the opening of business on ____________, 1997 in conformity with generally accepted accounting principles.


                                        ERNST & YOUNG LLP

Chicago, Illinois
____________, 1997

                                                 Statements of Net Assets

                     The First Trust Special Situations Trust, Series 193
                At the Opening of Business on the Initial Date of Deposit
                                                       ____________, 1997

                                                                       Communications      Energy         Investment Services
                                                                       Growth Trust        Growth Trust   Growth Trust
                                                                       Series              Series 2       Series
                                                                       ______________      ____________   ___________________
NET ASSETS
Investment in Equity Securities represented
   by purchase contracts (1) (2)                                       $                   $              $
Organizational and offering costs (3)
                                                                       ________            ________       ________

Less accrued organizational and
    offering costs (3)                                                   (   )               (   )          (   )
Less liability for deferred sales charge (4)                             (   )               (   )         (    )
                                                                       ________            ________       ________
Net assets                                                             $                   $              $
                                                                       ========            ========       ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                  $                   $              $
Less sales charge (5)                                                    (   )               (   )          (   )
                                                                       _________           ________       ________
Net Assets                                                             $                   $              $
                                                                       =======             ========       ========

[FN]

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) For each Trust, an irrevocable letter of credit totaling $200,000 issued by The Chase Manhattan Bank has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.

(3) Each Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed the life of the Trusts (approximately five years). The estimated organizational and offering costs are based on 2,000,000 Units of each Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from each Trust ($.35 per Unit), payable to the Sponsor in five equal monthly installments beginning on September 30, 1997, and on the last business day of each month thereafter through January 30, 1998. If Units are redeemed prior to January 30, 1998, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a sales charge computed at the rate of 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge for quantity purchases.

                                                 Statements of Net Assets

                     The First Trust Special Situations Trust, Series 193
                At the Opening of Business on the Initial Date of Deposit
                                                       ____________, 1997

                                                                                  Outsourcing             Small-Cap 50
                                                                                  Growth Trust            Growth Trust
                                                                                  Series                  Series
                                                                                  ____________            ____________
NET ASSETS
Investment in Equity Securities represented
     by purchase contracts (1) (2)                                                $                       $
Organizational and offering costs (3)
                                                                                  ________                ________

Less accrued organizational and offering costs (3)                                  (   )                   (   )


Less liability for deferred sales charge (4)                                        (   )                   (   )
                                                                                  ________                ________
Net assets                                                                        $                       $
                                                                                  ========                ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                             $                       $
Less sales charge (5)                                                               (   )                   (   )
                                                                                  ________                ________
Net Assets                                                                        $                       $
                                                                                  ========                ========

[FN]

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) For each Trust, an irrevocable letter of credit totaling $200,000 issued by The Chase Manhattan Bank has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.

(3) Each Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed the life of the Trusts (approximately five years). The estimated organizational and offering costs are based on 2,000,000 Units of each Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from each Trust ($.35 per Unit), payable to the Sponsor in five equal monthly installments beginning on September 30, 1997, and on the last business day of each month thereafter through January 30, 1998. If Units are redeemed prior to January 30, 1998, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a sales charge computed at the rate of 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge for quantity purchases.

                                                  Schedule of Investments

                                       COMMUNICATIONS GROWTH TRUST SERIES
                     The First Trust Special Situations Trust, Series 193
                At the Opening of Business on the Initial Date of Deposit
                                                       ____________, 1997

                                                                                Approximate
                                                                                Percentage        Market        Cost of
                                                                                of Aggregate      Value         Equity
Number        Ticker Symbol and                                                 Offering          per           Securities
of Shares     Name of Issuer of Equity Securities (1)                           Price (3)         Share         to Trust (2)
_________     _______________________________________                           ____________      _______       ____________
              COMPUTER NETWORKING
              ASND       Ascend Communications                                  4-5%              $             $
              CSCO       Cisco Systems, Inc.                                    4-5%
              COMS       3COM Corporation                                       4-5%

              COMMUNICATIONS EQUIPMENT
              ADCT       ADC Telecommunications, Inc.                           4-5%
              ADTN       ADTRAN                                                 4-5%
              ATI        Airtouch Communications                                4-5%
              AIT        Ameritech Corporation                                  4-5%
              BLS        BellSouth Corporation                                  4-5%
              CTC        Compania de Telefonos de Chile S.A. (ADR)              4-5%
              HKT        Hong Kong Telecommunications, Ltd. (ADR)               4-5%
              LCI        LCI International, Inc.                                4-5%
              LU         Lucent Technologies                                    4-5%
              MOT        Motorola, Inc.                                         4-5%
              NT         Northern Telecom Limited                               4-5%

              COMMUNICATIONS SERVICES
              LCI        LCI International, Inc.                                4-5%
              RTRSY      Reuters Holdings plc (ADR)                             4-5%
              SBC        SBC Communications, Inc.                               4-5%
              TEF        Telefonica de Espana (ADR)                             4-5%
              TMX        Telefonos de Mexico S.A. (Class L) (ADR)               4-5%
              TLAB       Tellabs, Inc.                                          4-5%
              VOD        Vodafone Group plc (ADR)                               4-5%
              WCOM       WorldCom, Inc.                                         4-5%

              WIRELESS COMMUNICATIONS
              ANDW       Andrew Corporation                                     4-5%
              DSPC       DSP Communications                                     4-5%
              NOK/A      Oy Nokia AB (ADR)                                      4-5%
              ERICY      Telefonaktiebolaget L.M. Ericsson (ADR)                4-5%

                                                                                ______                          _________
                               Total Investments                                100%                            $
                                                                                ======                          =========

[FN]
_____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on ____________, 1997.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying
value of the Equity Securities on the Initial Date of Deposit was $   .
Cost and loss to Sponsor relating to the Equity Securities sold to the
Trust were $    and $   , respectively.

(3) The portfolio may contain additional Equity Securities each of which will not exceed approximately 5% of the Aggregate Offering Price. Although it is not the Sponsor's intention, certain of the Equity Securities listed above may not be included in the final portfolio. Also, the percentages of the Aggregate Offering Price for the Equity Securities are approximate amounts and may vary in the final portfolio.

                                                  Schedule of Investments

                                            ENERGY GROWTH TRUST, SERIES 2
                     The First Trust Special Situations Trust, Series 193
                At the Opening of Business on the Initial Date of Deposit
                                                       ____________, 1997

                                                                              Approximate
                                                                              Percentage          Market        Cost of
                                                                              of Aggregate        Value         Equity
Number        Ticker Symbol and                                               Offering            per           Securities
of Shares     Name of Issuer of Equity Securities (1)                         Price (3)           Share         to Trust (2)
_________     _______________________________________                         ____________        ______        ____________
              NATURAL GAS
              ENE         Enron Corporation                                   4-5%                $             $
              SNT         Sonat, Inc.                                         4-5%

              OIL AND GAS (PRODUCTION)
              APA         Apache Corporation                                  4-5%
              NEV         Nuevo Energy Company                                4-5%

              OILFIELD SERVICES AND EQUIPMENT
              DIVE        American Oilfield Divers, Inc.                      4-5%
              BJS         BJ Services Company                                 4-5%
              BHI         Baker Hughes, Inc.                                  4-5%
              FLC         Falcon Drilling Company, Inc.                       4-5%
              GLM         Global Marine                                       4-5%
              IO          Input/Output, Inc.                                  4-5%
              NBR         Nabors Industries, Inc.                             4-5%
              RB          Reading & Bates Corporation                         4-5%
              RDC         Rowan Companies, Inc.                               4-5%
              SLB         Schlumberger, Ltd.                                  4-5%
              TDW         Tidewater, Inc.                                     4-5%
              RIG         Transocean Offshore                                 4-5%
              WAI         Western Atlas, Inc.                                 4-5%

              OILS, INTEGRATED
              AN          Amoco Corporation                                   4-5%
              CHV         Chevron Corporation                                 4-5%
              XON         Exxon Corporation                                   4-5%
              MOB         Mobil Corporation                                   4-5%
              REP         Repsol S.A. (ADR)                                   4-5%
              RD          Royal Dutch Petroleum Company                       4-5%
              TX          Texaco, Inc.                                        4-5%
              YPF         YPF Socied Anonima (ADR)                            4-5%
                                                                              ______                            _________
                                Total Investments                             100%                              $
                                                                              ======                            =========

[FN]
_______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on ____________, 1997.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying
value of the Equity Securities on the Initial Date of Deposit was $   .
Cost and loss to Sponsor relating to the Equity Securities sold to the
Trust were $    and $   , respectively.

(3) The portfolio may contain additional Equity Securities each of which will not exceed approximately 5% of the Aggregate Offering Price. Although it is not the Sponsor's intention, certain of the Equity Securities listed above may not be included in the final portfolio. Also, the percentages of the Aggregate Offering Price for the Equity Securities are approximate amounts and may vary in the final portfolio.

                                                  Schedule of Investments

                                  INVESTMENT SERVICES GROWTH TRUST SERIES
                     The First Trust Special Situations Trust, Series 193
                At the Opening of Business on the Initial Date of Deposit
                                                       ____________, 1997

                                                                                Approximate
                                                                                Percentage        Market        Cost of
                                                                                of Aggregate      Value         Equity
Number        Ticker Symbol and                                                 Offering          per           Securities
of Shares     Name of Issuer of Equity Securities (1)                           Price (3)         Share         to Trust (2)
_________     _______________________________________                           ____________      ______        ____________
              ADV        Advest Group, Inc.                                        %              $             $
              AB         Alex. Brown, Inc.                                         %
              BSC        Bear Stearns Companies, Inc.                              %
              DWD        Dean, Witter, Discover and Company                        %
              DLJ        Donaldson Lufkin & Jenrette, Inc.                         %
              EGRP       E*TRADE Group, Inc.                                       %
              EV         Eaton Vance Corp.                                         %
              AGE        A.G. Edwards, Inc.                                        %
              FVH        Fahnestock Viner Holdings, Inc.                           %
              BEN        Franklin Resources, Inc.                                  %
              IFI        Interra Financial, Inc.                                   %
              JEF        Jefferies Group, Inc.                                     %
              LM         Legg Mason, Inc.                                          %
              LEH        Lehman Brothers Holdings, Inc.                            %
              MDD        McDonald & Company Investments                            %
              MER        Merrill Lynch & Company, Inc.                             %
              MOR        Morgan Keegan, Inc.                                       %
              PWJ        Paine Webber Group Inc.                                   %
              PJC        Piper Jaffray Companies, Inc.                             %
              TROW       T. Rowe Price Associates                                  %
              BQR        Quick & Reilly Group, Inc.                                %
              RJF        Raymond James Financial, Inc.                             %
              SCH        Charles Schwab Corporation                                %
              SWST       Southwest Securities Group, Inc.                          %
              TRV        Travelers Group, Inc.                                     %
                                                                                ______                          _________
                               Total Investments                                100%                            $
                                                                                ======                          =========

[FN]
_____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on ____________, 1997.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying
value of the Equity Securities on the Initial Date of Deposit was $   .
Cost and loss to Sponsor relating to the Equity Securities sold to the
Trust were $    and $   , respectively.

(3) The portfolio may contain additional Equity Securities each of which will not exceed approximately ___% of the Aggregate Offering Price. Although it is not the Sponsor's intention, certain of the Equity Securities listed above may not be included in the final portfolio. Also, the percentages of the Aggregate Offering Price for the Equity Securities are approximate amounts and may vary in the final portfolio.

                                                  Schedule of Investments

                                          OUTSOURCING GROWTH TRUST SERIES
                     The First Trust Special Situations Trust, Series 193
                At the Opening of Business on the Initial Date of Deposit
                                                       ____________, 1997

                                                                                 Approximate
                                                                                 Percentage        Market        Cost of
                                                                                 of Aggregate      Value         Equity
Number       Ticker Symbol and                                                   Offering          per           Securities
of Shares    Name of Issuer of Equity Securities (1)                             Price (3)         Share         to Trust (2)
_________    _______________________________________                             ____________      _______       ____________
             ADVERTISING/MARKETING
             APAC        APAC Teleservices                                       4-5%              $             $
             POS         Catalina Marketing Corporation                          4-5%
             IPG         Interpublic Group of Companies, Inc.                    4-5%
             OMC         Omnicom Group, Inc.                                     4-5%

             ELECTRONICS MANUFACTURING
             SCIS        SCI Systems, Inc.                                       4-5%
             SANM        Sanmina Corporation                                     4-5%
             SLR         Solectron Corporation                                   4-5%

             INDUSTRIAL SERVICES
             CTAS        Cintas Corporation                                      4-5%
             GKSRA       G&K Services, Inc.                                      4-5%

             INFORMATION SERVICES
             ANLY        Analysts International Corporation                      4-5%
             AUD         Automatic Data Processing, Inc. (ADP)                   4-5%
             BSYS        BISYS Group                                             4-5%
             EDS         Electronic Data Systems                                 4-5%
             EFX         Equifax, Inc.                                           4-5%
             FIC         Fair Isaac & Company, Inc.                              4-5%
             FDC         First Data Corporation                                  4-5%
             KEA         Keane, Inc.                                             4-5%
             SNDT        SunGard Data Systems                                    4-5%

             PRINTING
             BNTA        Banta Corporation                                       4-5%

             STAFFING
             ASI         AccuStaff                                               4-5%
             CDI         CDI Corporation                                         4-5%
             IS          Interim Services                                        4-5%
             MAN         Manpower                                                4-5%
             NRL         Norrell Corporation                                     4-5%
             OLS         The Olsten Corporation                                  4-5%
                                                                                 ______                          _________
                               Total Investments                                 100%                            $
                                                                                 ======                          =========

[FN]
______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on ____________, 1997.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying
value of the Equity Securities on the Initial Date of Deposit was $   .
Cost and loss to Sponsor relating to the Equity Securities sold to the
Trust were $    and $   , respectively.

(3) The portfolio may contain additional Equity Securities each of which will not exceed approximately 5% of the Aggregate Offering Price. Although it is not the Sponsor's intention, certain of the Equity Securities listed above may not be included in the final portfolio. Also, the percentages of the Aggregate Offering Price for the Equity Securities are approximate amounts and may vary in the final portfolio.

                                                  Schedule of Investments

                                         SMALL-CAP 50 GROWTH TRUST SERIES
                     The First Trust Special Situations Trust, Series 193
                At the Opening of Business on the Initial Date of Deposit
                                                       ____________, 1997

                                                                              Approximate
                                                                              Percentage          Market        Cost of
                                                                              of Aggregate        Value         Equity
Number        Ticker Symbol and                                               Offering            per           Securities
of Shares     Name of Issuer of Equity Securities (1)                         Price (3)           Share         to Trust (2)
_________     _______________________________________                         ____________        _______       ____________
                                                                                 %                $             $
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                              ______                            _________
                               Total Investments                              100%                              $
                                                                              ======                            =========

[FN]
_______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on ____________, 1997.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying
value of the Equity Securities on the Initial Date of Deposit was $   .
Cost and loss to Sponsor relating to the Equity Securities sold to the
Trust were $    and $   , respectively.

(3) The portfolio may contain additional Equity Securities each of which will not exceed approximately ____% of the Aggregate Offering Price. Although it is not the Sponsor's intention, certain of the Equity Securities listed above may not be included in the final portfolio. Also, the percentages of the Aggregate Offering Price for the Equity Securities are approximate amounts and may vary in the final portfolio.

CONTENTS:
Summary of Essential Information:
    Communications Growth Trust Series                    4
    Energy Growth Trust, Series 2                         4
    Investment Services Growth Trust Series               4
    Outsourcing Growth Trust Series                       5
    Small-Cap 50 Growth Trust Series                      5
The First Trust Special Situations Trust, Series 193:
    What is The First Trust Special Situations Trust?     9
    What are the Expenses and Charges?                   12
    What is the Federal Tax Status of Unit Holders?      14
    Why are Investments in the Trusts Suitable for
        Retirement Plans?                                16
Portfolio:
    What are Equity Securities?                          17
        Risk Factors                                     17
    What are the Equity Securities Selected for:
         Communications Growth Trust Series?             22
         Energy Growth Trust, Series 2?                  22
         Investment Services Growth Trust Series?        23
         Outsourcing Growth Trust Series?                24
         Small-Cap 50 Growth Trust Series?               24
    What are Some Additional Considerations for
         Investors?                                      24
Public Offering:
    How is the Public Offering Price Determined?         25
    How are Units Distributed?                           27
    What are the Sponsor's Profits?                      28
    Will There be a Secondary Market?                    29
Rights of Unit Holders:
    How is Evidence of Ownership Issued and Transferred? 29
    How are Income and Capital Distributed?              30
    What Reports will Unit Holders Receive?              30
    How May Units be Redeemed?                           31
    How May Units be Purchased by the Sponsor?           32
    How May Equity Securities be Removed from a Trust?   32
Information as to Sponsor, Trustee and Evaluator:
    Who is the Sponsor?                                  33
    Who is the Trustee?                                  33
    Limitations on Liabilities of Sponsor and Trustee    34
    Who is the Evaluator?                                34
Other Information:
    How May the Indenture be Amended or Terminated?      35
    Legal Opinions                                       35
    Experts                                              35
Report of Independent Auditors                           36
Statements of Net Assets:
    Communications Growth Trust Series                   37
    Energy Growth Trust, Series 2                        37
    Investment Services Growth Trust Series              37
    Outsourcing Growth Trust Series                      38
    Small-Cap 50 Growth Trust Series                     38
Schedules of Investments:
    Communications Growth Trust Series                   39
    Energy Growth Trust, Series 2                        40
    Investment Services Growth Trust Series              41
    Outsourcing Growth Trust Series                      42
    Small-Cap 50 Growth Trust Series                     43

                             _____________

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                   FIRST TRUST (registered trademark)

                   COMMUNICATIONS GROWTH TRUST SERIES

                           ENERGY GROWTH TRUST
                                SERIES 2

                 INVESTMENT SERVICES GROWTH TRUST SERIES

                     OUTSOURCING GROWTH TRUST SERIES

                    SMALL-CAP 50 GROWTH TRUST SERIES

                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520

                           ____________, 1997

                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

                           MEMORANDUM

      Re:  The First Trust Special Situations Trust, Series 193


     As indicated in our cover letter transmitting the Registration Statement on Form S-6 and other related material under the Securities Act of 1933 to the Commission, the only difference of consequence (except as described below) between The First Trust Special Situations Trust, Series 186, which is the current fund, and The First Trust Special Situations Trust, Series 193, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the Series 186 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.

               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Cross-Reference Sheet

          The Prospectus

          The signatures

          Exhibits

          Financial Data Schedule



                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust Special Situations Trust, Series 193 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on March 13, 1997.

                           THE FIRST TRUST SPECIAL SITUATIONS
                           TRUST, SERIES 193
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By     Robert M. Porcellino
                                   Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                       DATE

Robert D. Van Kampen   Sole Director of
                       Nike Securities         March 13, 1997
                       Corporation, the
                       General Partner of
                       Nike Securities L.P.  Robert M. Porcellino
                                             Attorney-in-Fact**






___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.






                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form   of  Trust  Agreement  for  Series  193  among  Nike
       Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporaiton,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

3.1* Opinion of counsel as to legality of Securities being registered.

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

                               S-4

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).




___________________________________
* To be filed by amendment.

                               S-5